UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. __)*

Sears Holdings Corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

812350106
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,709,073

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

24,619,673

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
24,619,673

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

913,000

8.	SHARED VOTING POWER

19,709,073

9.	SOLE DISPOSITIVE POWER

913,000

10.	SHARED DISPOSITIVE POWER	[_]

24,619,673

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
25,532,673

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,093,573

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

15,093,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
15,093,573

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	812350106

Item 1.	Security and Issuer.

The name of the issuer is Sears Holdings Corporation (the "Issuer").  The address of the Issuer's offices is 3333 Beverly Road, Hoffman Estates, IL 60179.  This Schedule 13D relates to the Issuer's Common Shares, $.01 par value (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C. ("Fairholme"), a Delaware limited liability company, The Fairholme Fund and The Fairholme Allocation Fund, each a series of Fairholme Funds, Inc. (the "Fund"), a Maryland investment company and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Fund and the advisory accounts over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Shares on a continual basis.  The St. Joe Company, an affiliate of the Fund and Fairholme, is in discussions with the Issuer regarding the $400 million secured short-term loan disclosed on the 8-K filed by the Issuer on September 15, 2014 (the "Short-Term Loan").  The St. Joe Company may invest up to $100 million in participations relating to the Short Term Loan.  The Reporting Persons have no other plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.  The contact may include proposing or considering any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 24,619,673 Shares (23.1%) of the Issuer, based upon the 106,472,251 Shares outstanding as of August 15, 2014, according to the Issuer.  Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme has the shared power to vote or direct the vote of 19,709,073 Shares, Fairholme has the sole power to dispose or direct the disposition of 0 Shares and Fairholme has the shared power to dispose or direct the disposition of 24,619,673 Shares to which this filing relates.

The Fund may be deemed to be the beneficial owner of 15,093,573 Shares (14.2%) of the Issuer, based upon the 106,472,251 Shares outstanding as of August 15, 2014, according to the Issuer. The Fund has the sole power to vote or direct the vote of 0 Shares, the Fund has the shared power to vote or direct the vote of 15,093,573 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and the Fund has the shared power to dispose or direct the disposition of 15,093,573 Shares to which this filing relates.  Of the 15,093,573 Shares deemed to be beneficially owned by the Fund, 14,212,673 are owned by The Fairholme Fund and 880,900 are owned by The Fairholme Allocation Fund, each a series of the Fund.

Mr. Berkowitz may be deemed to be the beneficial owner of 25,532,673 Shares (24.0%) of the Issuer, based upon the 106,472,251 Shares outstanding as of August 15, 2014, according to the Issuer.  Mr. Berkowitz has the sole power to vote or direct the vote of 913,000 Shares, Mr. Berkowitz has the shared power to vote or direct the vote of 19,709,073 Shares, Mr. Berkowitz has the sole power to dispose or direct the disposition of 913,000 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 24,619,673 Shares to which this filing relates.
The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the 60 days prior to the date of this filing by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to the date of this filing is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2014
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

                                   AGREEMENT

         The undersigned agree that this Schedule 13D dated September 18, 2014 relating to the Common Shares, $.01 par value of Sears Holdings Corporation shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Exhibit B

TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY FAIRHOLME CAPITAL MANAGEMENT, L.L.C

Transaction	Date	Shares	Price
Purchase	7/21/2014	4,300	$ 37.8715
Sale	7/21/2014	23,400	$ 37.8329
Purchase	7/22/2014	25,000	$ 38.5595
Purchase	7/24/2014	24,900	$ 39.2090
Purchase	7/25/2014	82,900	$ 38.9010
Purchase	7/28/2014	29,800	$ 38.4483
Purchase	7/29/2014	43,500	$ 38.8136
Purchase	7/30/2014	21,600	$ 39.3018
Purchase	7/31/2014	19,900	$ 38.3756
Purchase	8/1/2014	59,500	$ 37.1107
Purchase	8/4/2014	47,300	$ 37.6588
Purchase	8/5/2014	30,000	$ 37.6287
Purchase	8/6/2014	800	$ 37.2087
Purchase	8/6/2014	8,400	$ 37.3509
Purchase	8/6/2014	29,000	$ 37.0268
Purchase	8/6/2014	3,100	$ 37.3310
Purchase	8/6/2014	2,300	$ 37.3408
Purchase	8/6/2014	8,200	$ 37.5845
Purchase	8/7/2014	5,400	$ 37.1605
Purchase	8/12/2014	10,000	$ 36.1612
Purchase	8/21/2014	55,000	$ 33.3583
Purchase	8/22/2014	15,000	$ 33.2192
Sale	8/28/2014	24,200	$ 35.5806
Purchase	9/2/2014	3,400	$ 34.9380
Purchase	9/3/2014	3,400	$ 32.5232
Purchase	9/3/2014	35,700	$ 32.2880
Purchase	9/3/2014	6,300	$ 32.3210
Purchase	9/3/2014	5,900	$ 32.4386
Purchase	9/3/2014	1,700	$ 32.4971
Purchase	9/4/2014	90,000	$ 32.9486
Purchase	9/5/2014	87,900	$ 33.2493
Purchase	9/8/2014	31,200	$ 33.2140

SK 22146 0001 6101781